File No.
82-3881

LER
OURCES INC.

E 500, 926 - 5 AVE. S.W.
LGARY, AB T2P 0N7 CANADA
L: (403) 269-6753
AX: (403) 266-2606
www.tylerresources.com TYS:CDNX

04010238

SUPPL

January 29, 2004

United States Securities
& Exchange Commission
Washington, DC
20549
USA

RECEIVED FEB 09 2004 SEC MAIL PROCESSING SECTION 181 WASH. D.C.

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated January 29, 2004

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

for Barbara O'Neill

dlw 3/3

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 04-04

NEWS FOR RELEASE: January 29, 2004

For Further Information Contact: **Jean Pierre Jutras or James Devonshire at 1-403-269-6753**
Web: www.tylerresources.com

Acquisition of Additional Interest in Bahuerachi Property Completed

Tyler Resources Inc. ("Tyler") has completed the non-arm's length acquisition of CDG Investments Inc.'s ("CDG") 40% interest in the Bahuerachi Property located in Mexico. Tyler is currently the project operator and now owns a 88.69% interest and the initial property vendor owns 11.3%.

Tyler has issued 13,336,000 shares at a deemed price of $0.06 per share in payment of the purchase price for the property. The securities issued are subject to a 4 month hold period. The deemed price was negotiated and agreed to by independent committees of the boards of both companies as the acquisition is a non-arm's length transaction. CDG now owns 14,216,952 common shares or 26% of the issued and outstanding shares of Tyler. Although the Bahuerachi property is the focal point of Tyler's activities, it also has interests in diamond properties in the NWT and Nunavut, and an advanced stage gold exploration property in Saskatchewan.

A detailed report on the Bahuerachi property is available at Tyler's website, www.tylerresources.com.

"James Devonshire"

James Devonshire
Chairman/Director

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 04-04

NEWS FOR RELEASE: January 29, 2004

For Further Information Contact: **Jean Pierre Jutras or James Devonshire at 1-403-269-6753**
Web: www.tylerresources.com

Acquisition of Additional Interest in Bahuerachi Property Completed

Tyler Resources Inc. ("Tyler") has completed the non-arm's length acquisition of CDG Investments Inc.'s ("CDG") 40% interest in the Bahuerachi Property located in Mexico. Tyler is currently the project operator and now owns a 88.69% interest and the initial property vendor owns 11.3%.

Tyler has issued 13,336,000 shares at a deemed price of $0.06 per share in payment of the purchase price for the property. The securities issued are subject to a 4 month hold period. The deemed price was negotiated and agreed to by independent committees of the boards of both companies as the acquisition is a non-arm's length transaction. CDG now owns 14,216,952 common shares or 26% of the issued and outstanding shares of Tyler. Although the Bahuerachi property is the focal point of Tyler's activities, it also has interests in diamond properties in the NWT and Nunavut, and an advanced stage gold exploration property in Saskatchewan.

A detailed report on the Bahuerachi property is available at Tyler's website, www.tylerresources.com.

"James Devonshire"

James Devonshire
Chairman/Director

TYLER RESOURCES INC.

File No.
82-3881

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 04-04

NEWS FOR RELEASE: January 29, 2004

For Further Information Contact: **Jean Pierre Jutras or James Devonshire at 1-403-269-6753**
Web: www.tylerresources.com

Acquisition of Additional Interest in Bahuerachi Property Completed

Tyler Resources Inc. ("Tyler") has completed the non-arm's length acquisition of CDG Investments Inc.'s ("CDG") 40% interest in the Bahuerachi Property located in Mexico. Tyler is currently the project operator and now owns a 88.69% interest and the initial property vendor owns 11.3%.

Tyler has issued 13,336,000 shares at a deemed price of $0.06 per share in payment of the purchase price for the property. The securities issued are subject to a 4 month hold period. The deemed price was negotiated and agreed to by independent committees of the boards of both companies as the acquisition is a non-arm's length transaction. CDG now owns 14,216,952 common shares or 26% of the issued and outstanding shares of Tyler. Although the Bahuerachi property is the focal point of Tyler's activities, it also has interests in diamond properties in the NWT and Nunavut, and an advanced stage gold exploration property in Saskatchewan.

A detailed report on the Bahuerachi property is available at Tyler's website, www.tylerresources.com.

"James Devonshire"

James Devonshire
Chairman/Director